FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2011

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	English translation of letter to the Argentine National Securities Commission dated April 28, 2011

2	English translation of letter to the Buenos Aires Stock Exchange dated April 28, 2011

ITEM 1

Buenos Aires, April 28, 2011

To the
National Securities Commission

Ref.:  Audit. Committee

The purpose of this letter is to comply with the requirements of the Regulations of the National Securities Commission.

The Board of Directors of the Company, at its Meeting held on April 26, 2011, as appears in Minutes No 313, resolved to approve the composition of the Audit Committee, which shall be composed as follows:

Position	Names	Status

President	Mario Vázquez	Independent

Members	Mario Blejer	Independent
	Carlos de la Vega	Independent
	Federico Mañero	Independent
	Carlos Bruno	Independent

As regards Section 407 of the Sarbanes Oxley Act and Rule N° 33-8177 of the Securities and Exchange Commission, we inform that Mr. Mario Vázquez is the Audit Committee’s Financial Expert.

Sincerely yours,

GUILLERMO REDA Market Relations Officer

ITEM 2

Buenos Aires, April 28, 2011

To the
Buenos Aires Stock Exchange

Ref.: Composition of YPF S.A. Board of Directors and Supervisory Committee. Appointment of the Company’s external auditor

In compliance with the rules in force of the Buenos Aires Stock Exchange, I report as stated below.

Pursuant to the resolutions of the Ordinary General Shareholder’s Meeting of the Company held on April 26, 2011, according to By-Laws provisions, the Board of Directors of YPF S.A. shall be composed as follows:

Position	Name	Class of Shares represented	Period	Status

Chairman of the Board	Antonio Brufau Niubo	Class D	April 2013	Non Independent

Vice-Chairman of the Board	Enrique Eskenazi	Class D	April 2013	Non Independent

CEO and General Manager	Sebastián Eskenazi	Class D	April 2013	Non Independent

Repsol Argentina General Director and Assistant Director to the CEO	Antonio Gomis Sáez	Class D	April 2013	Non Independent

Director	Roberto Baratta	Clase A	Abril 2012	Independent
Director	Aníbal Guillermo Belloni	Class D	April 2013	Non Independent
Director	Mario Blejer	Class D	April 2013	Independent
Director	Carlos Bruno	Class D	April 2013	Independent
Director	Carlos de la Vega	Class D	April 2013	Independent
Director	Matías Eskenazi Storey	Class D	April 2013	Non Independent
Director	Salvador Font Estrany	Class D	April 2013	Non Independent
Director	Federico Mañero	Class D	April 2013	Independent
Director	Javier Monzón	Class D	April 2013	Non Independent
Director	Miguel Ángel Devesa del Barrio	Class D	April 2013	Non Independent
Director	Luis Suárez de Lezo Mantilla	Class D	April 2013	Non Independent
Director	Raúl Fortunato Cardoso Maycotte	Class D	April 2013	Non Independent
Director	Mario Vázquez	Class D	April 2013	Independent

Alternate Director	To be appointed	Class A	-	-
Alternate Director	Alejandro Quiroga López	Class D	April 2013	Non Independent
Alternate Director	Alfredo Pochintesta	Class D	April 2013	Non Independent
Alternate Director	Tomás García Blanco	Class D	April 2013	Non Independent
Alternate Director	Fernando Dasso	Class D	April 2013	Non Independent

Alternate Director	Carlos Jiménez	Class D	April 2013	Non Independent
Alternate Director	Carlos Alfonsi	Class D	April 2013	Non Independent
Alternate Director	Ángel Ramos Sánchez	Class D	April 2013	Non Independent
Alternate Director	Ezequiel Eskenazi Storey	Class D	April 2013	Non Independent
Alternate Director	Mauro Renato José Dacomo	Class D	April 2013	Non Independent
Alternate Director-COO	Ignacio Cruz Moran	Class D	April 2013	Non Independent
Alternate Director	Eduardo Ángel Garrote	Class D	April 2013	Non Independent

The Alternate Director representing Class A shares will be appointed after the Special Class A meeting. In due time YPF S.A. will communicate the appointed.

Furthermore, the Supervisory Committee shall be composed as follows:

Position	Name	Term

Member	Silvana Rosa Lagrosa	One fiscal year
Member	Juan Andrés Gelly y Obes	One fiscal year
Member	Santiago Carlos Lazzati	One fiscal year
Member	Israel Lipsich	One fiscal year
Member	Carlos María Tombeur	One fiscal year

Alternate Member	Gustavo Adolfo Mazzoni	One fiscal year
Alternate Member	Arturo Alonso Peña	One fiscal year
Alternate Member	Oscar Oroná	One fiscal year
Alternate Member	Edgardo Sanguineti	One fiscal year
Alternate Member	Rubén Laizerowitch	One fiscal year

Deloitte & Co. S.R.L. has been appointed as the Company’s external auditor.

Sincerely yours,

GUILLERMO REDA
Market relations officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: April 29, 2011	By:	/s/ Guillermo Reda
	Name:	Guillermo Reda
	Title:	Chief Financial Officer